December 23, 2020 VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Jonathan Burr
Pamela Howell

Re:	Spinning Eagle Acquisition Corp.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted November 30, 2020

CIK No. 0001830214

Ladies and Gentlemen:

On behalf of our client, Spinning Eagle Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced amendment no. 1 to draft registration statement on Form S-1 submitted on November 30, 2020 (the “Draft Registration Statement”), contained in the Staff’s letter dated December 22, 2020 (the “Comment Letter”).

Each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the registration statement as filed on December 23, 2020 (the “Registration Statement”). Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

General

1.

We note your response to comment 3. While we understand there is no requirement that multiple business combinations be completed simultaneously, please provide a detailed analysis as to how the company, in the event that it elects to effect a spin-off, will comply with Nasdaq IM-5101-2 (a) requiring at least 90% of the gross proceeds from the initial public offering and any concurrent sale by the company of equity securities be deposited in a trust account and (b) requiring one or more business combinations having a fair market value of at least 80% of the value of the deposit account at the time of the agreement to enter into the initial business combination. Please also provide a detailed analysis as to how SpinCo will meet the Nasdaq listing standards.

United States Securities and Exchange Commission

December 23, 2020

(a)

Response: Set forth below is the Company’s analysis of how it expects to comply with Nasdaq IM-5101-2 in the event it conducts a spin-off, and how it expects SpinCo to meet the Nasdaq listing standards. We have discussed our analysis with the staff of Nasdaq which concurred with our analysis.

At the outset, we note that both the requirement that at least 90% of the gross proceeds from the initial public offering and any concurrent sale by the company of equity securities be deposited in a trust account (the “90% Test”) and the requirement that the Company must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the trust account at the time of the agreement to enter into the initial business combination (the “80% Test”) are designed to ensure that the investor protections in paragraphs (c), (d) and (e) of IM-5101-2 (the “Investor Protections”) remain in place until the Company comes out of its shell and transitions from a special purpose acquisition company (“SPAC”) to an operating company. The 90% Test is designed to ensure that a minimum amount per share of common stock is available for public shareholders who choose to redeem their shares in connection with a business combination as required in paragraphs (d) and (e). The 80% Test is designed to serve as a line of demarcation between the Company being a SPAC and an operating company.

The Company

A.	90% Test.

The Company expects to meet the 90% Test because, as described in the Registration Statement, of the proceeds the Company receives in the offering and the sale of the private placement warrants, $1,500,000,000, or $1,725,000,000 if the underwriters’ over-allotment option is exercised in full ($10.00 per unit in either case), will be deposited into a trust account located in the United States with Continental Stock Transfer & Trust Company acting as trustee, after deducting $30,000,000 in underwriting discounts and commissions payable upon the closing of this offering (or $34,500,000 if the underwriters’ over-allotment option is exercised in full) and an aggregate of $3,000,000 to pay fees and expenses in connection with the closing of the offering and for working capital following the closing of the offering. As a result, the amount initially deposited into the trust account will be equal to at least 90% of the gross proceeds from the Company’s initial public offering and the sale of the private placement warrants. Accordingly, the 90% Test will be met, and IM-5101-2 does not require re-testing subsequent to the initial public offering.

In addition, the 90% Test will be met even if it were applied at the time of a spin-off. In connection with a spin-off, a portion of the amounts held in the Company’s trust account will be deposited into a SpinCo trust account, which portion will represent the same amount per public share of SpinCo as the amount per public share of the Company immediately prior to the spin-off, and upon the spin-off, the

United States Securities and Exchange Commission

December 23, 2020

Company will conduct a reverse share split so that the amount per public share in its trust account will be the same as immediately prior to the spin-off. As described in the Registration Statement, both the Company and SpinCo will maintain the Investor Protections, including the right for public shareholders to redeem their shares for their pro rata portion of the amounts held in the applicable trust account in connection with a business combination, until the Company or SpinCo completes a business combination or liquidates. Accordingly, the Company believes it will remain in compliance with the 90% Test even if it were applied in connection with a spin-off.

B.	80% Test.

The Company expects to meet the 80% Test if it conducts a spin-off because, prior to entering into the definitive agreement for its initial business combination, it will designate a specific amount of the proceeds then held in the trust account for its initial business combination, and contribute the excess amount to a trust account of SpinCo, in exchange for units, Class A ordinary shares and warrants of SpinCo. Because the contribution will be made prior to entering into the definitive agreement, the 80% Test will be applied to the retained trust proceeds, which will represent all of the proceeds held in the Company’s trust account at the time it enters into the definitive agreement. The Company has revised the disclosure on pages 25 and 122 in the Registration Statement to further clarify the timing of the contribution of proceeds to SpinCo’s trust account.

Moreover, as the Staff notes in its comment, there is no requirement under IM-5101-2 that multiple business combinations be completed simultaneously. As a result, a SPAC is not prohibited from consummating its initial business combination with a target that does not meet the 80% Test; rather, the Investor Protections would continue to apply until the 80% Test is met by aggregating subsequent business combinations. Accordingly, in our case, even if the 80% Test were applied against both the retained trust proceeds and the SpinCo trust proceeds, the Company’s initial business combination does need to satisfy the 80% Test on a standalone basis because, in accordance with IM-5101-2, the Investor Protections will continue to apply to SpinCo and the SpinCo trust proceeds until the 80% Test is met by aggregating a subsequent business combination by SpinCo with the Company’s initial business combination. It would be elevating form over substance to require a different result simply because the Company spins off SpinCo as a SPAC (subject to the Investor Protections), instead of completing its initial business combination and spinning off the operating company and itself remaining a SPAC.

SpinCo

A.	90% Test.

The Company believes that SpinCo will meet the 90% Test because the amount initially deposited into the SpinCo trust account will, by definition, equal at least 90% of the gross proceeds from SpinCo’s initial public offering which is the spin-off that will be registered on Form S-1, as described in the Registration Statement.

United States Securities and Exchange Commission

December 23, 2020

In addition, even in relation to the amount raised in the Company’s initial public offering, the Company believes that SpinCo will satisfy the 90% Test because at least 90% of the gross proceeds from the Company’s initial public offering and the sale of the private placement warrants will be deposited in the Company’s trust account and SpinCo’s trust account, and is akin to a SPAC having multiple trust accounts. Moreover, on a per share basis, the SpinCo trust proceeds will represent the same amount per public share of SpinCo as the amount per public share of the Company immediately prior to the spin-off, and such proceeds will be available to public shareholders who elect to redeem their shares in connection with a business combination for their pro rata portion of the amounts held, and in this regard, it is no different than if the Company would conduct a share split. SpinCo will maintain the Investor Protections, including the right for public shareholders to redeem their shares for their pro rata portion of the amounts held in the applicable trust account in connection with a business combination, until SpinCo completes a business combination or liquidates.

B.	80% Test.

The Company believes that SpinCo will meet the 80% Test because the 80% Test will be applied to the SpinCo trust proceeds, which will represent all of the proceeds held in SpinCo’s trust account at the time SpinCo enters into the definitive agreement.

Moreover, as discussed above with respect to the Company, there is no requirement under IM-5101-2 that multiple business combinations be completed simultaneously. Accordingly, in our case, even if the 80% Test were applied against both the retained trust proceeds and the SpinCo trust proceeds, SpinCo’s initial business combination does need to satisfy the 80% Test on a standalone basis. As discussed above, it would be elevating form over substance to require a different result simply because the Company spins off SpinCo as a SPAC, instead of completing its initial business combination and spinning off the operating company and itself remaining a SPAC.

C.	Other Nasdaq Listing Standards.

Upon the spin-off, SpinCo will satisfy Nasdaq’s initial listing requirements under the Market Value of Listed Securities standard. Specifically, SpinCo would have stockholders’ equity of at least $4 million and, because the spin-off will be made to all of the Company’s public shareholders, will satisfy the requirement to have a market value of unrestricted publicly held shares of at least $15 million, 1 million unrestricted publicly held shares and 300 unrestricted round lot shareholders (with at least 50% of such round lot holders holding securities with a market value of at least $2,500), and will have a bid price of at least $4 because the initial trust amount per share will be approximately $10.00 plus accrued interest.

2.

We note your response to comment 4. We continue to note disclosure that SpinCo’s terms will be “substantially similar” to the terms of this offering. Please revise to clearly disclose the terms that will apply to SpinCo and any subsequent spin-off. Also, please clarify whether the statement that SpinCo will have the “same completion window” as Spinning Eagle has to complete its initial business combination means SpinCo has 24 months (or 30 months if it has executed a definitive agreement) from Spinning Eagle’s initial public offering or whether that means SpinCo has 24 months (or 30 months if it has executed a definitive agreement) from the spin-off.

United States Securities and Exchange Commission

December 23, 2020

Response: The Company has removed disclosure referring to terms being “substantially similar” on the cover and on pages 1, 2, 8, 24, 60, 98, 121 and 164. In addition, the Company has added disclosure to provide more detail on the terms that will apply to SpinCo and any subsequent spin-off on pages 24 and 121-123. The Company has clarified disclosure relating to the “same completion window” to specify that it commences from the closing of Spinning Eagle’s initial public offering, on the cover and pages 8, 26, 60, 98 and 122.

Spin-Off, page 119

3.

Please disclose how redemptions will work in event of a spin-off. Given the fact that the spin-off will occur before Spinning Eagle has completed its business combination, and therefore the amount held in Spinning Eagle’s trust will be reduced based on the amount spun-off to SpinCo, it appears that investors in this offering will not be able to redeem for the entire amount purchased at the time of the initial public offering if there is a spin-off. In this regard, please provide clear disclosure throughout when discussing redemptions and add a risk factor.

Response: The Company has added clarifying disclosure that it will not provide its public shareholders with the opportunity to redeem their public shares in connection with a spin-off on pages 21, 27, 75, 123 and 131, and the Company has included a related risk factor on page 75. The Company has also clarified in its disclosure on pages 27 and 123 that a spin-off will not result in a reduction in the per-share redemption or liquidation price of Spinning Eagle’s or SpinCo’s Class A ordinary shares at the time of the spin-off.

If you have any questions related to this letter, please do not hesitate to contact Joel Rubinstein at (212) 819-7642, Jonathan Rochwarger at (212) 819-7643 or Daniel Nussen at (213) 620-7796 of White & Case LLP.

Sincerely,

/s/White & Case LLP

White & Case LLP

cc:	Eli Baker, Chief Financial Officer, Spinning Eagle Acquisition Corp.

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